UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
AMERICAN RAILCAR INDUSTRIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Stock Appreciation Rights Issued on April 4, 2007 Having an Exercise Price Per
Stock Appreciation Right of $29.49 under the American Railcar Industries, Inc. 2005 Equity
Incentive Plan, which Reference Common Stock, $0.01 par value per Share
(Title of Class of Securities)

02916P103
(CUSIP Number of Common Stock Underlying Class of Securities)

Dale C. Davies
Senior Vice President, Chief Financial Officer and Treasurer
American Railcar Industries, Inc.
100 Clark Street, St. Charles, MO 63301
Tel: (636) 940-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Philip J. Flink, Esquire
James Bedar, Esquire
Brown Rudnick LLP
One Financial Center
Boston, MA 02111
Tel: (617) 856-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$911,889	$65.02

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all 201,300 stock appreciation rights (SARs) that may be eligible for exchange in the offer will be tendered pursuant to this offer. These SARs have an aggregate value of $911,889 as of April 19, 2010, based on the Black-Scholes valuation model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2010 issued by the Securities Exchange Commission on April 30, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00007130 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Appreciation Rights for New Stock Appreciation Rights, dated April 19, 2010 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)  Name and Address.

The issuer is American Railcar Industries, Inc., a North Dakota corporation (“ARI” or the “Company”). ARI’s principal executive offices are located at 100 Clark Street, St. Charles, Missouri 63301 and the telephone number of its principal executive offices is (636) 940-6000. The information set forth under Section 9 (“Information Concerning Us; Financial Information”) in the Exchange Offer is incorporated herein by reference.

(b)  Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company, subject to specified conditions, to eligible holders to exchange all of their stock appreciation rights (“SARs”) issued on April 4, 2007 at an exercise price per SAR of $29.49 (“Eligible SARs”) pursuant to the Company’s 2005 Equity Incentive Plan, as amended (the “Plan), for new SARs (“New SARs”). As of April 19, 2010, there were 201,300 Eligible SARs outstanding, which reference shares of ARI common stock. This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

The Exchange Offer is being made to employees, including named executive officers (as defined in Item 402(a) of Regulation S-K), who hold Eligible SARs (“Eligible Holders”). The offer is not being made to members of the board of directors of the Company. To remain Eligible Holders, employees must continue to be employed by ARI or one of its subsidiaries, and must not have received nor have given a notice of termination on or prior to the date that the New SARs are granted.

The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligible SARs; Eligible SARs Holders; Expiration Date of this Exchange Offer”), Section 5 (“Acceptance of Eligible SARs for Exchange; Issuance of New SARs”), Section 7 (“Price Range of Our Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New SARs”) is incorporated herein by reference.

(c)  Trading Market and Price.

The information set forth in the Exchange Offer under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference. No trading market exists for the Eligible SARs.

Item 3.	Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. ARI is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a)  Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligible SARs; Eligible SARs Holders; Expiration Date of this Exchange Offer”), Section 2 (“Purpose of this Exchange Offer”), Section 3 (“Procedures for Tendering Eligible SARs”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible SARs for Exchange; Issuance of New SARs”), Section 6 (“Conditions of this Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New SARs”), Section 11 (“Status of Eligible SARs Acquired by Us in this Exchange Offer; Accounting Consequences of this Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13

(“Material United States Tax Consequences”) and Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b)  Purchases.

The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Subject Company’s Securities.

The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) and in the issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on April 30, 2009 is incorporated herein by reference. The issuer’s 2005 Equity Incentive Plan, as amended, and the Forms of Stock Appreciation Rights Agreement attached hereto as Exhibits (d)(1), (d)(2) and (d)(3) also contain information regarding the subject company and the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)  Purposes.

The information set forth in the Exchange Offer under Section 2 (“Purpose of this Exchange Offer”) is incorporated herein by reference.

(b)  Use of Securities Acquired.

The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible SARs for Exchange; Issuance of New SARs”) and Section 11 (“Status of Eligible SARs Acquired by Us in this Exchange Offer; Accounting Consequences of this Exchange Offer”) is incorporated herein by reference.

(c)  Plans.

The information set forth in the Exchange Offer under Section 2 (“Purpose of this Exchange Offer”), Section 5 (“Acceptance of Eligible SARs for Exchange; Issuance of New SARs”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.

The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New SARs”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)  Conditions.

The information set forth in the Exchange Offer under Section 6 (“Conditions of this Exchange Offer”) is incorporated herein by reference.

(d)  Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)  Securities Ownership.

The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b)  Securities Transactions.

The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a)  Financial Information.

The information set forth in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and in Item 8, Financial Statements and Supplementary Data, in the issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 12, 2010, is incorporated herein by reference. The information contained in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference.

(b)  Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)  Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Appreciation Rights for New Stock Appreciation Rights dated April 19, 2010
(a)(1)(B)	Cover Letter
(a)(1)(C)	Election Form
(a)(1)(D)	Notice of Withdrawal
(d)(1)	American Railcar Industries, Inc. 2005 Equity Incentive Plan, as amended, incorporated by reference to Exhibit 10.36 to ARI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 15, 2006.
(d)(2)	Form of American Railcar Industries, Inc. 2007 Stock Appreciation Rights Agreement, incorporated by reference to Exhibit 10.46 to ARI’s Current Report on Form 8-K filed with the SEC on April 10, 2007.
(d)(3)	Form of American Railcar Industries, Inc. 2010 Stock Appreciation Rights Agreement

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN RAILCAR INDUSTRIES, INC.

By:	/s/ Dale C. Davies
Name:     Dale C. Davies

Title:	Senior Vice President, Treasurer and Chief Financial Officer

Date: April 19, 2010

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Appreciation Rights for New Stock Appreciation Rights dated April 19, 2010
(a)(1)(B)	Cover Letter
(a)(1)(C)	Election Form
(a)(1)(D)	Notice of Withdrawal
(d)(1)	American Railcar Industries, Inc. 2005 Equity Incentive Plan, as amended, incorporated by reference to Exhibit 10.36 to ARI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 15, 2006.
(d)(2)	Form of American Railcar Industries, Inc. 2007 Stock Appreciation Rights Agreement, incorporated by reference to Exhibit 10.46 to ARI’s Current Report on Form 8-K filed with the SEC on April 10, 2007.
(d)(3)	Form of American Railcar Industries, Inc. 2010 Stock Appreciation Rights Agreement